

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2015

Sommay Vongsa
President
My Cloudz, Inc.
430/23 Moo 12
Nongprue, Banglamung
Chonburi 20150 Thailand

>   **Re: My Cloudz, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 29, 2015**
>   **File No. 333-203373**

Dear Mr. Vongsa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2015 letter.

General

1.   We note the revisions made in response to prior comment 1 regarding your status as a shell company. Please further revise your risk factor disclosure to discuss additional consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the potential impact on your ability to attract additional capital.

Prospectus Summary

Being an Emerging Growth Company, page 6

2.   Please reconcile the disclosure you have added under this heading that states that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards with the disclosure on page 9 that states that you will take advantage of the extended transition period.

Risk Factors, page 9

3.   We note the risk factor added to page 10 regarding your anticipated capital needs. As requested in prior comment 9, however, please revise provide risk factor disclosure discussing the estimated minimum period of time you will be able to conduct planned operations using currently available capital resources, the extent to which you currently use capital resources in your operations on a monthly basis, and the minimum additional capital necessary (in dollars) to fund planned operations for a 12-month period.

Risks Relating to Our Business

The Company intends to develop its business by using "free cloud storage" accounts…, page 9

4.   We note this risk factor added in response to prior comment 14. Please revise to clarify whether you have assessed the legality of your proposed service offering. For example, clarify whether you have discussed your proposed service offering with any of the free cloud storage providers or engaged an attorney, or other professional, to assess the legality of your proposed services.

Description of Business, page 22

5.   We note your response to prior comment 6 concerning the location of your principal executive offices. Please revise this section to discuss from where your business operations will be conducted and to provide information responsive to Item 102 of Regulation S-K.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 32

6.   Please revise the first paragraph under this heading in light of your response to prior comment 18, or advise. In this regard, we note that your response indicates that neither your certificate of incorporation nor your bylaws provide for indemnification of your director and officer.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Timothy S. Orr, Esq.
The Law Offices of Timothy S. Orr, PLLC